UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. 5)*

HKN, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

412552309

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of

1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the

Notes).

(Continued on the Following Pages)

(Page 1 of 4)

CUSIP No. 412552309	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

The Tail Wind Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

A British Virgin Islands corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

343,216

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

343,216

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

343,216

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.6%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 412552309	13G	Page 3 of 4 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (the "Common Stock") of HKN, Inc., formerly Harken Energy Corporation, beneficially owned by the Reporting Person specified herein as of January 31, 2009 and amends and supplements the Schedule 13G filed by the Reporting Person on January 23, 2008 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

343,216 shares of Common Stock

The Tail Wind Fund Ltd. (“Tail Wind”) beneficially owns a total of 343,216 shares of Common Stock, including (i) 25,515 shares of Common Stock held, and (ii) 317,701 shares of Common Stock into which 42,000 shares of Series M Convertible Preferred Stock are convertible, assuming a conversion price of $13.22 and no accrued dividends, which were issued to Tail Wind on or about October 12, 2004.

Each of the above calculations is determined as of January 31, 2009.

(b)	Percent of class:

Tail Wind’s aggregate beneficial ownership of 343,216 shares of Common Stock as of January 31, 2009 constitutes 3.6% of all of the outstanding shares of Common Stock, based upon 9,318,063 shares of Common Stock outstanding as of November 1, 2008 plus the number of shares underlying Preferred Shares held by Tail Wind.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

343,216

(ii)	Shared power to vote or to direct the vote

Not applicable.

(iii)	Sole power to dispose or to direct the disposition of

343,216

(iv)	Shared power to dispose or to direct the disposition of

Not applicable.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 412552309	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: February 12, 2009	THE TAIL WIND FUND LTD.

	By:	/s/ Andrew P. MacKellar
Andrew P. MacKellar, Director